Exhibit 99.3

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

This is a joint press release by Sanofi (“Sanofi”) and Kiadis Pharma N.V. (“Kiadis”), pursuant to the provisions of Section 4, paragraph 3 of the Netherlands Decree in Public Takeover Bids (Besluit openbare biedingen Wft) and Section 17 paragraph 1 of the European Market Abuse Regulation (596/2014) (the “Decree”) in connection with the intended public offer by Sanofi for all the issued and outstanding ordinary shares in the capital of Kiadis (the “Offer”). This announcement does not constitute an offer, or any solicitation of any offer, to buy or subscribe for any securities. Any offer will be made only by means of an offer memorandum (the “Offer Document”) approved by the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) (the “AFM”) and recognized by the Belgian Authority for the Financial Markets (Autoriteit voor Financiële Diensten en Markten) (the “FSMA”). This announcement is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, the United States, Canada and Japan or in any other jurisdiction in which such release, publication or distribution would be unlawful.

Sanofi and Kiadis satisfy competition condition related to the tender offer

PARIS and AMSTERDAM – December 9, 2020 – Sanofi (Euronext: SAN and NYSE: SNY) and Kiadis Pharma N.V. (“Kiadis” or the “Company”) (Euronext Amsterdam and Brussels: KDS)

Reference is made to the joint press release by Sanofi and Kiadis dated 2 November 2020 in respect of the Offer to be made by Sanofi at an offer price of EUR 5.45 in cash per share (cum dividend).

Sanofi and Kiadis confirm that they are making good progress on the preparations for the Offer. As announced on 30 November 2020, the Offer Document in relation to the Offer was filed with the AFM on 30 November 2020 and is under review.

Today, Sanofi and Kiadis jointly announce that the competition condition for completion of the intended Offer as announced in the press release of 2 November 2020, has now been satisfied.

Sanofi and Kiadis anticipate that the Offer will close in the first half of 2021.

Dutch Translation/Nederlandse vertaling

Parijs, Frankrijk en Amsterdam, Nederland, 9 december 2020 – Sanofi (Euronext: SAN en NYSE: SNY) en Kiadis Pharma N.V. (“Kiadis” of de “Vennootschap”) (Euronext Amsterdam en Brussels: KDS)

Verwezen wordt naar het gezamenlijk persbericht van Sanofi en Kiadis van 2 november 2020 met betrekking tot het voorgenomen openbaar bod (het Bod) dat door Sanofi zal worden uitgebracht tegen een biedprijs van EUR 5.45 in contanten (cum dividend) per aandeel.

Sanofi en Kiadis bevestigen dat ze goede voortgang boeken met de voorbereidingen van het Bod. Zoals aangekondigd op 30 november 2020, is het biedingsbericht met betrekking tot het Bod op 30 november 2020 bij de Autoriteit Financiële Markten ingediend en wordt momenteel beoordeeld.

Sanofi en Kiadis maken vandaag bekend dat de mededingingsvoorwaarde voor gestanddoening van het bod zoals aangekondigd in het persbericht van 2 november 2020, nu is vervuld.

Sanofi en Kiadis verwachten dat het Bod zal worden afgerond in de eerste helft van 2021.

Dit is een samenvatting van het Engelstalige persbericht. Bij eventuele verschillen is de tekst van het Engelstalige persbericht altijd leidend.

Disclaimer

This is a joint public announcement by Kiadis and Sanofi pursuant to section 7 paragraph 1 sub a and contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation. The information in the press release is not intended to be complete. This announcement is for information purposes only and does not constitute an offer, or any solicitation of any offer, to buy or subscribe for any securities.

The distribution of this press release may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Sanofi and Kiadis disclaim any responsibility or liability for the violation of any such restrictions by any person. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. Neither Sanofi, nor Kiadis, nor any of their advisors assumes any responsibility for any violation by any of these restrictions. Any Kiadis shareholder who is in any doubt as to his or her position should consult an appropriate professional advisor without delay.

About Kiadis

Founded in 1997, Kiadis is committed to developing innovative cell-based medicines for patients with life-threatening diseases. With headquarters in Amsterdam, The Netherlands, and offices and activities across the United States, Kiadis is reimagining medicine by leveraging the natural strengths of humanity and our collective immune system to source the best cells for life.

Kiadis is listed on the regulated market of Euronext Amsterdam and Euronext Brussels since July 2, 2015, under the symbol KDS. Learn more at www.Kiadis.com.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Sanofi Media Relations Contacts	Sanofi Investor Relations Contacts Paris
Ashleigh Koss	Eva Schaefer-Jansen
Tel: +1 (908) 981-8745	Arnaud Delepine
Ashleigh.Koss@sanofi.com	Yvonne Naughton

Kiadis:	Sanofi Investor Relations Contacts North America
Maryann Cimino, Sr. Manager, Corporate Affairs	Felix Lauscher
Tel: +1 (617) 710-7305	Fara Berkowitz
m.cimino@kiadis.com	Suzanne Greco

Kiadis Media Relations Contacts	IR main line:
LifeSpring Life Sciences	Tel.: +33 (0)1 53 77 45 45
Communication:	investor.relations@sanofi.com
Leon Melens (Amsterdam)	https://www.sanofi.com/en/investors/contact
Tel: +31 538 16 427
lmelens@lifespring.nl

Optimum Strategic Communications:
Mary Clark, Supriya Mathur
Tel: +44 203 950 9144
kiadis@optimumcomms.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, risks related to Sanofi’s ability to complete the acquisition on the proposed terms or on the proposed timeline, the possibility that competing offers will be made, other risks associated with executing business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID- 19 will have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. Any material effect of COVID-19 on any of the foregoing could also adversely impact us. This situation is changing rapidly and additional impacts may arise of which we are not currently aware and may exacerbate other previously identified risks. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2019. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Kiadis Forward-Looking Statements

Certain statements, beliefs and opinions in this press release are forward-looking, which reflect Kiadis’ or, as appropriate, Kiadis’ officers’ current expectations and projections about future events. By their nature, forward-looking statements involve a number of known and unknown risks, uncertainties and assumptions that could cause actual results, performance, achievements or events to differ materially from those expressed, anticipated or implied by the forward-looking statements. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. A multitude of factors including, but not limited to, changes in demand, regulation, competition and technology, can cause actual events, performance, achievements or results to differ significantly from any anticipated or implied development. Forward-looking statements contained in this press release regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. As a result, Kiadis expressly disclaims any obligation or undertaking to release any update or revisions to any forward-looking statements in this press release as a result of any change in expectations or projections, or any change in events, conditions, assumptions or circumstances on which these forward-looking statements are based. Neither Kiadis nor its advisers or representatives nor any of its subsidiary undertakings or any such person’s officers or employees guarantees that the assumptions underlying such forward-looking statements are free from errors nor does either accept any responsibility for the future accuracy of the forward-looking statements contained in this press release or the actual occurrence of the anticipated or implied developments. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.